SeqLL Inc.

317 New Boston Street, Suite 210

Woburn, MA 01801

April 24, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL, Inc.

Registration Statement on Form S-1

File No. 333-230985

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SeqLL, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (Reg. No. 333-230985), together with all exhibits thereto (collectively, the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on April 22, 2019. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Eric M. Hellige of Pryor Cashman LLP, at (212) 326-0846.

Very truly yours,

/s/ John W. Kennedy
John W. Kennedy